Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of The Medicines Company for the registration of Debt Securities, Common Stock, Preferred Stock, Depositary Shares, Purchase Contracts, Purchase Units, and Warrants and to the incorporation by reference therein of our report dated March 1, 2013, with respect to the consolidated financial statements of The Medicines Company, and the effectiveness of internal control over financial reporting of The Medicines Company, included in its Annual Report (Form 10-K) for the year ended December 31, 2012, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

MetroPark, New Jersey

August 12, 2013